Exhibit 97.1

AGEX THERAPEUTICS, INC.

CLAWBACK POLICY

The Board of Directors (the “Board”) of AgeX Therapeutics. Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 811 of the NYSE American Company Guide (the “Listing Standards”).

1.	ADMINISTRATION

Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations and to take all actions it finds to be necessary, appropriate, or advisable for the administration, implementation, and enforcement of this Policy. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration, implementation, and enforcement of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.	DEFINITIONS

As used in this Policy, the following definitions shall apply:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Committee” has the meaning set forth in Article 1 of this Policy.

“Applicable Period” means the three completed fiscal years immediately preceding the Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Covered Executives” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

“Erroneously Awarded Compensation” has the meaning set forth in Article 4 of this Policy.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total stockholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

“Restatement Date” means the earlier to occur of (a) the date the Board, a committee of the Board (e.g., Audit Committee), or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

3.	COVERED EXECUTIVES; INCENTIVE-BASED COMPENSATION

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange. Recovery of compensation is not required (i) with respect to any compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer, or (ii) from any individual who is an executive officer on the date on which the Company is required to prepare an Accounting Restatement but who was not an executive officer at any time during the performance period for which the incentive- based compensation is received.

4.	ERRONEOUSLY AWARDED COMPENSATION

Amount of Erroneously Awarded Compensation

The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive- Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on stock price or TSR: (a) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE American.

5.	REQUIRED RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Article 4 of this Policy, during the Applicable Period.

Method of Recovery

The Committee shall determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation. The Company may, without limitation, (a) seek reimbursement of all or part of any cash or equity-based award, (b) cancel prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancel or offset Erroneously Awarded Compensation against any planned future cash or equity-based awards, (d) invoke forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) take any other action authorized by applicable law or contract, as the Committee may, in its sole discretion, determine to be necessary or advisable to recover or recoup from any Covered Executive any Erroneously Awarded Compensation, including but not limited to instituting lawsuits, arbitration, or other proceedings. Without limiting the foregoing provisions of this Article, subject to compliance with any applicable law, the Company may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable under any contract or Company plan or program, including base salary, bonuses or commissions, and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

A.	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s), and provide that documentation to the NYSE American; or

B.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Other Recoupment and Recovery Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment or recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment or recovery, and any other legal remedies available to the Company, that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, compensatory plan, or other agreement. Any employment agreement, equity award agreement, compensatory plan or any other similar agreement or arrangement with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies that the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

6.	INDEMNIFICATION MATTERS

No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement, whether entered into before, on, or after the Effective Date of this Policy.

Indemnification of Directors and Committee Members

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policies with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board or Committee under applicable law or Company policy.

7.	EFFECTIVE DATE; RETROACTIVE APPLICATION

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Article 5 of this Policy, and subject to applicable law, the Committee may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on, or after the Effective Date.

8.	AMENDMENT; TERMINATION

The Board may amend, modify, supplement, rescind, or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by the NYSE American or any other national securities exchange on which the Company’s securities are listed.

9.	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable United States Securities and Exchange Commission (“SEC”) filings and rules.

10.	BINDING EFFECT

This Policy shall be binding and enforceable against all Covered Executives and, to the extent required by applicable law or guidance from the SEC or NYSE American, their beneficiaries, heirs, executors, administrators, or other legal representatives.